UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on April 25, 2013 regarding Consolidated Business Results for the Fiscal Year Ended March 31, 2013 (U.S. GAAP).

2.

English translation of a company announcement made on April 25, 2013 regarding a proposal to the 144th Ordinary General Meeting of Shareholders to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Act of Japan.

3.	English translation of a company announcement made on April 25, 2013 regarding The New Three-Year (FY2013-2015) Mid-Range Management Plan.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: April 26, 2013	By:	/s/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

3

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: April 25, 2013 URL: http://www.komatsu.com/

Consolidated Business Results for the Fiscal Year Ended March 31, 2013 (U.S. GAAP)

1. Results for the Fiscal Year Ended March 31, 2013

(Amounts are rounded to the nearest million yen)

(1)	Consolidated Financial Highlights

(For the fiscal years ended March 31, 2013 and 2012)	Millions of yen & US dollars except per share amounts

	2013		2012	Changes
	[A]		[B]	[A-B]	[(A-B)/B]
	Yen	Dollar	Yen	Yen	%
Net sales	1,884,991	20,053	1,981,763	(96,772)	(4.9)%
Operating income	211,602	2,251	256,343	(44,741)	(17.5)%
Income before income taxes and equity in earnings of affiliated companies	204,603	2,177	249,609	(45,006)	(18.0)%
Net income attributable to Komatsu Ltd.	126,321	1,344	167,041	(40,720)	(24.4)%

Net income attributable to Komatsu Ltd. per share (Yen & US dollars)
Basic	¥132.64	$1.41	¥173.47	¥(40.83)
Diluted	¥132.51	$1.41	¥173.32	¥(40.81)

Return on equity	11.5%		17.3%	(5.8)%
Return on total assets	8.5%		11.2%	(2.7)%
Return on sales	11.2%		12.9%	(1.7)%

Notes: 1)	The translation of Japanese yen amounts into US dollar amounts hereinafter is included solely for convenience and has been made for the fiscal year ended March 31, 2013 at the rate of ¥94 to US$1, the approximate rate of exchange at March 31, 2013.

2)	Comprehensive income:

2013: 243,015 millions of yen, up 47.2% from 2012

2012: 165,072 millions of yen, up 37.4% from 2011

3)	Equity in earnings of affiliated companies:

2013: 1,621 millions of yen

2012: 1,609 millions of yen

4)	Return on equity is calculated by using net income attributable to Komatsu Ltd. and total Komatsu Ltd. shareholders’ equity.

5)	Return on total assets is calculated by using income before income taxes and equity in earnings of affiliated companies.

6)	Return on sales is calculated by using operating income.

(2)	Consolidated Financial Position

(As of March 31, 2013 and 2012)	Millions of yen except per share amounts

	2013	2012
Total assets	2,517,857	2,320,529
Total equity	1,252,695	1,057,457
Komatsu Ltd. shareholders’ equity	1,193,194	1,009,696
Komatsu Ltd. shareholders’ equity ratio	47.4%	43.5%

Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,252.33	¥1,060.31

(3) Consolidated Cash Flows

(For the fiscal years ended March 31, 2013 and 2012)	Millions of yen

	2013	2012
Net cash provided by (used in) operating activities	214,045	105,608
Net cash provided by (used in) investing activities	(131,397)	(124,539)
Net cash provided by (used in) financing activities	(71,814)	18,781
Cash and cash equivalents, end of year	93,620	83,079

2. Dividends

(For the fiscal years ended March 31, 2013 and 2012, and ending March 31, 2014)

	2013	2012	2014 Projections
Cash dividends per share (Yen)
Interim	24.00	21.00	29.00
Year-end	24.00	21.00	29.00
Total	48.00	42.00	58.00

Annual dividends (Millions of yen)	45,749	40,341	—
Payout ratio (Consolidated basis) (%)	36.2%	24.2%	30.0%
Dividends as percentage of equity (Consolidated basis) (%)	4.2%	4.2%	—

3. Projections for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)	Millions of yen except per share amounts

	The full fiscal year
		Changes Increase (Decrease)
Net sales	2,050,000	8.8%
Operating income	305,000	44.1%
Income before income taxes and equity in earnings of affiliated companies	297,000	45.2%
Net income attributable to Komatsu Ltd.	184,000	45.7%

Net income attributable to Komatsu Ltd. per share (basic) (Yen)	¥193.12

Notes: 1)	Percentages shown above represent the rates of change compared with the corresponding periods a year ago.

2)	Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

4. Others

(1)	Changes in important subsidiaries during the Year under Review: None

(2)	Changes in accounting standards, procedures and presentations

1)	Changes resulting from revisions in accounting standards, etc.: Applicable

2)	Change in other matters except for 1) above: None

Note: See “Basis of Consolidated Financial Statements” on page 24 for more details.

(3)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) as of March 31 were as follows:

2013: 983,130,260 shares

2012: 983,130,260 shares

2)	The numbers of shares of treasury as of March 31 were as follows:

2013: 30,351,401 shares

2012: 30,869,238 shares

3)	The weighted average numbers of common shares outstanding were as follows:

2013: 952,376,139 shares

2012: 962,919,074 shares

Note:	See “Net Income per Share” on page 26 for the number of common shares, which was used as the basis for calculating the amount of net income attributable to Komatsu Ltd. per share.

[Reference]

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

1. Results for the Fiscal Year Ended March 31, 2013

(1)	Non-Consolidated Financial Highlights

(For the fiscal years ended March 31, 2013 and 2012)	Millions of yen & US dollars except per share amounts

	2013		2012	Changes Increase (Decrease)
	[A]		[B]	[A-B]	[(A-B)/B]
	Yen	Dollar	Yen	Yen	(%)
Net sales	738,871	7,860	851,139	(112,268)	(13.2)%
Ordinary profit	85,390	908	87,099	(1,709)	(2.0)%
Net income	66,016	702	92,593	(26,577)	(28.7)%

Net income per share (Yen & US dollars)
Basic	¥69.28	$0.74	¥96.10	¥(26.82)
Diluted	¥69.21	$0.74	¥96.02	¥(26.81)

Note:	The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the fiscal year ended March 31, 2013, at the rate of ¥94 to US$1, the approximate rate of exchange at March 31, 2013.

(2) Non-Consolidated Financial Position

(As of March 31, 2013 and 2012)	Millions of yen except per share amounts

	2013	2012
Total assets	1,082,548	1,068,690
Net assets	592,734	563,668
Equity ratio (%)	54.5%	52.5%

Net assets per share (Yen)	¥618.32	¥588.62

Note: Shareholders’ equity:         2013: 589,465 million yen         2012: 560,834 million yen

2. Projections for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)	Millions of yen except per share amounts

	2014
		Changes Increase(Decrease)
Net sales	790,000	6.9%
Ordinary profit	175,000	104.9%
Net income	137,000	107.5%

Net income per share (basic) (Yen)	¥143.71

Note: Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.6
(2) Financial Conditions	P.11
(3) Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year	P.12

Komatsu Group	P.13

Management Policy
(1) Basic Management Policy	P.15
(2) Mid to Long-Range Management Plan and Issues Ahead	P.15

Consolidated Financial Statements
(1) Consolidated Balance Sheets	P.18
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	P.20
(3) Consolidated Statements of Equity	P.22
(4) Consolidated Statements of Cash Flows	P.23
(5) Note to the Going Concern Assumption	P.24
(6) Basis of Consolidated Financial Statements	P.24
(7) Notes to Consolidated Financial Statements	P.25
1) Business Segment Information	P.25
2) Net Income per Share	P.26
3) Others	P.26

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

For the fiscal year under review (April 1, 2012 – March 31, 2013), consolidated sales of construction, mining and utility equipment sales declined from the previous fiscal year, reflecting a drastic decline in demand for construction equipment in China and a sharp drop in demand for mining equipment mainly in Indonesia, as adversely affected by the falling price of coal. In the industrial machinery and others business, while sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, increased from the previous fiscal year, those of wire saws for use in slicing silicon ingots for the solar cell market sharply fell. As a result, consolidated sales in this business segment declined from the previous fiscal year.

For the fiscal year under review, consolidated sales decreased by 4.9% from the previous fiscal year to, JPY1,884.9 billion (USD20,053 million at USD1=JPY94). With respect to profits, Komatsu focused continuous efforts to increase selling prices and reduce production costs. Affected by a big drop in sales volume from the previous fiscal year, profits declined in both businesses of construction, mining and utility equipment as well as industrial machinery and others. Operating income declined by 17.5% to JPY211.6 billion (USD2,251 million). Operating income ratio decreased by 1.7 percentage points to 11.2%, and income before income taxes and equity in earnings of affiliated companies declined by 18.0% to JPY204.6 billion (USD2,177 million). Net income attributable to Komatsu Ltd. amounted to JPY126.3 billion (USD1,344 million), a decline of 24.4% from the previous fiscal year.

[Consolidated Financial Highlights]	Millions of yen

	2013 USD1=JPY82.5 EUR1=JPY106.6 RMB1=JPY13.2	2012 USD1=JPY79.0 EUR1=JPY109.6 RMB1=JPY12.4	Changes
	[A]	[B]	[(A-B)/B]
Net sales	1,884,991	1,981,763	(4.9)%
Construction, Mining and Utility Equipment	1,679,579	1,744,273	(3.7)%
Industrial Machinery and Others	216,291	251,139	(13.9)%
Elimination	(10,879)	(13,649)	—
Segment profit	214,012	258,663	(17.3)%
Construction, Mining and Utility Equipment	208,951	246,291	(15.2)%
Industrial Machinery and Others	6,222	16,779	(62.9)%
Corporate & elimination	(1,161)	(4,407)	—
Operating income	211,602	256,343	(17.5)%
Income before income taxes and equity in earnings of affiliated companies	204,603	249,609	(18.0)%
Net income attributable to Komatsu Ltd.	126,321	167,041	(24.4)%

Note:	Sales and profit figures in this report show the respective sums of twelve months from April 1 to March 31. Unless otherwise noted, all sales by segment in this report indicate the amounts before elimination of inter-segment transactions.

[Markets as Positioned by the Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

Business results by operation are described below.

Construction, Mining and Utility Equipment

With respect to construction equipment, while demand increased in North America and Japan from the previous fiscal year, Chinese demand for hydraulic excavators dropped considerably. As a result, global demand remained sluggish. On the mining equipment market, while demand for equipment declined, centering on Indonesia, as adversely affected by the falling price of coal, demand increased steadily for equipment especially in Latin America and Oceania as well as parts and service from the previous year. With this background, consolidated sales of construction, mining and utility equipment decreased by 3.7% from the previous fiscal year, to JPY1,679.5 billion (USD17,868 million). Segment profit declined by 15.2% to JPY208.9 billion (USD2,223 million).

To further enhance profitability and reinforce its corporate strength, Komatsu continued efforts to increase selling prices, reduce production costs and improve operations designed to flexibly respond to changes in foreign exchange rates and market demand. Komatsu also worked to reinforce its aftermarket business by improving its strategic parts operation which includes buckets and teeth, the demand for which is strong, especially in Strategic Markets and the mining industry, as well as its Reman and rebuild operations. With respect to production operation, Komatsu embarked on full-scale efforts to cut down electric power consumption at all plants in Japan during the fiscal year under review.

With respect to product development, Komatsu continued its efforts on products which feature advantages in the areas of environmental friendliness and fuel economy. Following North America and Europe, Komatsu launched new emission standards-compliant models in Japan in July last year. Combined with these models, Komatsu began offering the KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of these models and prolong machine life. Komatsu also continued to expand sales of HB205 and HB215LC hybrid hydraulic excavators worldwide, and topped cumulative sales of 2,000 units in March this year. In the forklift truck business, Komatsu launched sales of FH Series hydrostatic-driven forklift trucks in Japan, which feature Komatsu’s technological expertise in hydraulic control accumulated and refined for construction equipment over the years. With steady orders received since then, Komatsu embarked on overseas sales in February 2013.

[Sales of Construction, Mining and Utility Equipment by Region]	Millions of yen

	2013	2012	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	292,732	286,342	6,390	2.2%
North America	276,475	237,819	38,656	16.3%
Latin America	259,275	205,225	54,050	26.3%
Americas	535,750	443,044	92,706	20.9%
Europe	100,350	120,627	(20,277)	(16.8)%
CIS	89,483	79,777	9,706	12.2%
Europe & CIS	189,833	200,404	(10,571)	(5.3)%
China	119,940	201,312	(81,372)	(40.4)%
Asia*	218,009	319,438	(101,429)	(31.8)%
Oceania	193,050	161,839	31,211	19.3%
Asia* & Oceania	411,059	481,277	(70,218)	(14.6)%
Middle East	29,686	36,472	(6,786)	(18.6)%
Africa	98,049	90,497	7,552	8.3%
Middle East & Africa	127,735	126,969	766	0.6%

Total	1,677,049	1,739,348	(62,299)	(3.6)%

*	Excluding Japan and China

Komatsu’s operations by region are described below.

Japan

As the volume of used equipment in surplus exported from Japan, which had outnumbered demand for new equipment since around 2000, has bottomed out, demand has grown for construction equipment for use in restoration and reconstruction, centering on rental companies, since the Great East Japan Earthquake. As a result, demand steadily increased and sales increased from the previous fiscal year.

Concerning new emission standards-compliant models, we have launched 30 models in total since July 2012 and worked to expand sales in Japan. In solid collaboration with its distributors, Komatsu has also continued to increase the retail prices of all major models from the previous fiscal year.

Americas

In North America, demand grew from the previous fiscal year, supported by increased demand in the housing sector as well as strong demand in the rental and energy development industries. With respect to new emission standards-compliant models, Komatsu has aggressively been introducing them by combining them with the KOMATSU CARE program. As a result, they have moved up to the top 70% of total sales of new Komatsu equipment on a unit basis. In response to strong demand for rental equipment, Komatsu worked to reinforce distributors’ rental equipment business.

In Latin America, demand for mining equipment remained strong, centering on copper mines in Chile and Peru, while demand for construction equipment was sluggish in Brazil, the largest market of the region. As a result, overall demand for equipment was firm, and sales in the Americas advanced from the previous fiscal year.

Europe & CIS

As economic uncertainty prevailed against the backdrop of sovereign-debt problems, demand remained sluggish, even in the major markets of Germany, France and the United Kingdom. As a result, sales in Europe decreased from the previous fiscal year. While steadily advancing the market introduction of new emission standards-compliant models, Komatsu concerted efforts to prepare for the launching of intelligent Machine Control construction equipment, designed to automate construction, in Europe in the current fiscal year ending March 31, 2014.

In CIS, demand remained firm, especially in gold mines, and sales increased from the previous fiscal year. Komatsu has reached agreements with Pacific National University and Far Eastern Federal University to collaborate in human resource development for construction, mining and road construction equipment. In October 2012, Pacific National University began the first course.

China

Although the government introduced credit-easing measures, there were still no clear signs for new infrastructure development start-ups in the fiscal year under review. Demand for hydraulic excavators plunged considerably from the previous fiscal year, and sales plunged drastically.

In response to this sharp decline in demand, Komatsu focused its efforts on assessing retail market conditions right away and maintaining an appropriate level of inventories, mainly by maximizing the use of the KOMTRAX (Komatsu Machine Tracking System). As there are some signs of demand bottoming out at last, Komatsu has recovered post-Chinese New Year sales of hydraulic excavators to the level of the previous year on a unit basis, partly reflecting the market introduction of new 20-ton class hydraulic excavators, designed particularly for a fuel economy.

Asia & Oceania

In Asia, while demand advanced for use in the reconstruction of areas damaged by the flood last year in Thailand, demand plummeted drastically for large, medium-sized small equipment for use in mines in Indonesia, the largest market of Southeast Asia, particularly affected by the falling price of thermal coal. As a result, sales dropped sharply from the previous fiscal year.

In Oceania, demand for mining equipment for use in iron ore mines, as well as for construction equipment, remained steady, and sales increased from the previous fiscal year. Concerning the large-scale project to deliver driverless dump trucks to iron ore mines in Australia, under a Memorandum of Understanding signed by Rio Tinto and Komatsu in November 2011, Komatsu and Rio Tinto have continued to make steady and sound progress for success as a solid team.

Middle East & Africa

In the Middle East, sales declined from the previous fiscal year, particularly affected by sluggish demand in Turkey, the major market of the region. In October last year, Komatsu opened a new distribution base in Dubai and worked to reduce inventories of distributors and shorten delivery time. In Saudi Arabia with promising growth in demand, Komatsu signed a new distribution contact with a leading local company in December last year.

In Africa, sales increased from the previous fiscal year, supported by firm demand for equipment for use in gold mines in particular. Komatsu also continued to strengthen its sales and product support operations by implementing measures, including the opening of new parts depots, jointly with distributors in southern Africa, in order to improve its spare delivery parts operation. As part of its brand management activities, Komatsu made efforts jointly with a mining customer in South Africa to reduce the fuel consumption of machines owned by the customer by analyzing KOMTRAX information.

Industrial Machinery and Others

While sales of large presses to the automobile manufacturing industry, as well as machine tools for use in automotive engine production, increased from the previous fiscal year, sales of wire saws dropped sharply from the previous fiscal year. Additionally, extraordinary demand for temporary housing units came to an end. As a result, sales of the industrial machinery and others business declined by 13.9% from the previous fiscal year, to JPY216.2 billion (USD2,301 million). Segment profit decreased by 62.9% to JPY6.2 billion (USD66 million).

Komatsu concerted its efforts to develop new products with improved productivity, safety and environmental friendliness. In March this year, Komatsu embarked on sales of the H1F-2 AC Servo press and the PVS8525 Servo press brake, which followed the NTG-4SP grinding machine launched in November last year. With respect to the laser-cutting machine business, Komatsu carried out organizational restructuring in April 1, 2013 by consolidating development, sales and service functions of Komatsu NTC Ltd. at Komatsu Industries Corp. in order to effectively use overlapping corporate resources.

[Projections for the Fiscal Year Ending March 31, 2014]

(From April 1, 2013 to March 31, 2014)

In the construction, mining and utility equipment business, Komatsu projects that both sales and profits will increase from the current fiscal year for the following reasons: Chinese demand bottomed out; demand should continue to increase steadily in Japan and North America; its concerted efforts to increase selling prices and expand sales of strategic parts; and effects of the Japanese yen’s appreciation. In the industrial machinery and others business, while sales of presses and machine tools should increase firmly, Komatsu estimates that both sales and profits will decline slightly from the current fiscal year, as particularly affected by sluggish demand for wire saws.

In April this year, we, at the Komatsu Group, embarked on the new mid-range management plan, “Together We Innovate GEMBA Worldwide”. Under this plan, we will aggressively promote the focused activities which are defined in Growth Strategies to capitalize on our advantages, and Structural Reforms to strengthen our corporate fundamentals, as the wheels of a vehicle. We anticipate that both consolidated sales and profits should increase from the current fiscal year as follows.

As preconditions for our projection, we are assuming the foreign exchange rates as follows: USD1=JPY95, EUR1=JPY123 and RMB1=JPY15.3.

The Company and a part of its consolidated subsidiaries adopt the declining balance method for the depreciation of property, plant and equipment, and plan to change it to the straight-line method from the fiscal year ending March 31, 2014. Komatsu believes that the straight-line method should better reflect the future usage of the property plant and equipment. The effect of the change in depreciation is recognized prospectively as a change in accounting estimate. This effect is estimated to result in a decrease of depreciation expense by approximately JPY10 billion for the fiscal year ending March 31, 2014.

Millions of yen

	2014 Projection (A)	2013 Results (B)	Changes Increase (A)-(B)/(B)
Net sales	2,050,000	1,884,991	8.8%
Operating income	305,000	211,602	44.1%
Income before income taxes and equity in earnings of affiliated companies	297,000	204,603	45.2%
Net income attributable to Komatsu Ltd.	184,000	126,321	45.7%

(2) Financial Conditions

As of March 31, 2013, total assets increased by JPY197.3 billion from the previous fiscal year-end, to JPY2,517.8 billion (USD26,786 million), mainly due to the Japanese yen’s depreciation compared to the previous fiscal year-end. Interest-bearing debt increased by JPY31.9 billion from the previous fiscal-year end, to JPY679.7 billion (USD7,232 million). Komatsu Ltd. shareholders’ equity increased by JPY183.4 billion from the previous fiscal year-end, to JPY1,193.1 billion (USD12,694 million). As a result, Komatsu shareholders’ equity ratio increased by 3.9 percentage points from the previous fiscal year-end, to 47.4%. Net debt-to-equity ratio* improved to 0.49 from 0.56 at the previous fiscal year.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the fiscal year under review, net cash provided by operating activities totaled JPY214.0 billion (USD2,277 million), an increase of JPY108.4 billion from JPY105.6 billion for the previous fiscal year, mainly reflecting decreased inventories. Net cash used in investing activities amounted to JPY131.3 billion (USD1,398 million), compared to JPY124.5 billion used in investing activities for the previous fiscal year. This increase is mainly due to the purchase of fixed assets as well as shares of subsidiaries. Net cash used in financing activities totaled JPY71.8 billion (USD764 million), mainly due to the payment of cash dividends and repayment of debt. For the previous fiscal year, net cash of JPY18.7 billion was provided by financing activities. After adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of March 31, 2013, totaled JPY93.6 billion (USD996 million), an increase of JPY10.5 billion from the previous fiscal year-end.

Cash flow indexes are described below.

[Trends of Financial Conditions Indicators]

(Fiscal years ended March 31, 2013, 2012 and 2011)

	2013	2012	2011
Komatsu Ltd. shareholders’ equity ratio (%)	47.4	43.5	43.0
Komatsu Ltd. shareholders’ equity ratio at aggregate market value (%)	85.1	96.8	127.2
Years of debt redemption	3.2	6.1	3.6

*	Komatsu Ltd. shareholders’ equity ratio: Komatsu Ltd. shareholders’ equity/Total assets
*	Komatsu Ltd. shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock/Total assets
*	Years of debt redemption: Interest-bearing debt/Net cash provided by operating activities

(3) Basic Policy for Redistribution of Profits and Dividends for the Fiscal Year under Review and Next Fiscal Year

Komatsu is building a sound financial position as well as flexible and agile corporate strengths to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the policy of redistributing profits by considering consolidated business results and continuing stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher. Further, it maintains the policy of not decreasing dividends, as long as the consolidated payout ratio does not surpass 40%.

After reviewing the business results for the fiscal year under review as well as current and future business prospects, the Company is planning to set the fiscal year-end dividend at JPY24 per share. (The Company plans to propose this amount to the 144th ordinary general meeting of shareholders scheduled for June 19, 2013.) Annual cash dividends for the year under review, including the interim dividend of JPY24 per share, amount to JPY48 per share (an increase of JPY6 from annual cash dividends for the previous fiscal year). This amount translates into a consolidated payout ratio of 36.2%.

Regarding annual cash dividends for the fiscal year ending March 31, 2014, the Company plans to set the annual cash dividends per share at JPY58, an increase of JPY10 from the fiscal year ended March 31, 2013. The Company has revised the policy, based on the new mid-range management plan, “Together We Innovate GEMBA Worldwide”, launched in April this year. Specifically, the revised policy calls for a consolidated payout ratio of 30% or higher and not decreasing dividends, as long as the consolidated payout ratio does not surpass 50%.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu’s principal products, owing to changes in the economic conditions in Komatsu’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Komatsu Group

(As of March 31, 2013)

Business Categories and Principal Products & Services

Construction, Mining and Utility Equipment

Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

Forestry Equipment	Harvesters, forwarders and feller-bunchers

Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

Recycling Equipment	Mobile debris crushers, mobile soil recyclers and mobile tub grinders

Industrial Vehicles	Forklift trucks

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

Casting Products	Steel castings and iron castings

Logistics	Packing, warehousing and transport

Industrial Machinery and Others

Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses

Sheet-Metal Machines	Laser cutting machines, fine-plasma cutting machines, press brakes and shears

Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws

Defense Systems	Ammunition and armored personnel carriers

Temperature-control equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Others	Commercial-use prefabricated structures and excimer laser for lithography tools in semiconductor manufacturing

Komatsu Group (Chart)

(As of March 31, 2013)

Management Policy

(1) Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This commitment is not limited to delivering safe and innovative products and services which incorporate the viewpoints of customers. Komatsu is continuing its efforts to enhance the Quality and Reliability of all organizations, businesses, employees and management of the entire Komatsu Group. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these, year after year.

(2) Mid to Long-Range Management Plan and Issues Ahead

The Komatsu Group has worked to improve the added values of its products, further strengthen its operation in growth markets and enhance its continuous group-wide Kaizen (improvement) capability in particular under the “Global Teamwork for Tomorrow” mid-range management plan designed for a three-year period from April 1, 2010 to March 31, 2013. In this period, Komatsu Group’s business environment changed dramatically, as represented by a sharp hike of the Japanese yen against other major currencies, the Great East Japan Earthquake, dramatic changes in demand for wire saws, as well as construction and mining equipment in China and Indonesia. Under such an environment, the Komatsu Group worked to maintain high profitability regardless of market conditions by improving selling prices and production costs and strengthening its corporate fundamentals to flexibly meet dynamic changes in foreign exchange rates and market demand.

Demand for construction and mining equipment plunged drastically under economic slowdowns worldwide as triggered by the financial crisis in the United States in September 2008, and then recovered, driven by Chinese and Indonesian demand. Today, we need to expect that demand will remain at a standstill for the time being, mainly against the backdrop of demand in these two countries entering an adjustment phase. However, we project that demand will steadily increase in the mid to long-range perspective, supported by global population growth and increasing rates of urbanization worldwide. To continue to focus on its core businesses of construction and mining equipment, as well as industrial machinery, invest in growth, and strengthen its corporate fundamentals, the Komatsu Group started the “Together We Innovate GEMBA Worldwide” three-year mid-range management plan in April this year.

Under the current mid-range management plan, we are going to work on the following focused activities based on the two paired wheels of the Growth Strategy designed to capitalize on our strengths and the Structural Reforms designed to strengthen our corporate fundamentals. At the same time, we are also making all-out efforts to improve the level of profit redistribution to our shareholders.

To effectively tackle the high hurdles of focused activities, it is indispensable that the teamwork of Komatsu Group’s employees with GEMBA (workplace) capabilities engage in continuous improvement activities by identifying workplace tasks and solving them. All Komatsu Group employees worldwide will continue to promote continuous improvement activities based on The KOMATSU Way. In particular, we will further strengthen brand management activities through which we strive to thoroughly understand customers’ workplaces and become indispensable for them. In this way, we will develop human resources that are needed for business expansion on a global scale.

Target figures of the “Together We Innovate GEMBA Worldwide” mid-range management plan

Items	Targets for Fiscal Year Ending March 31, 2016
Operating income ratio	18% – 20%
ROE: Return on Equity	18% – 20%
Net debt-to-equity ratio	0.3 or below
Consolidated payout ratio	30% – 50% (stably)

*	ROE=Net income attributable to Komatsu Ltd. for the year/[(Komatsu Ltd. shareholders’ equity at the beginning + Komatsu Ltd. shareholders’ equity at the end of the fiscal year)/2]

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

[Premises]

Items	Fiscal Year Ending March 31, 2016
Guideline on sales	JPY2,300 billion ± JPY200 billion
Guidelines on exchange rates	USD1	EUR1	RMB1
	JPY90 – 95	JPY120 – 125	JPY15.0 – 15.3

Focused activities of the “Together We Innovate GEMBA Worldwide” mid-range management plan

1. Growth strategies based on innovation

We will continue to refine our strengths, such as accumulated ICT (Information and Communication Technology) expertise, development and production technologies for key components, global sales and service networks, and flexible procurement and production operations. We will also proactively collaborate on a global scope with companies having cutting-edge technologies in promising fields, regardless of the Komatsu Group, in order to develop technologies which enable us to evolve DANTOTSU products, DANTOTSU service and DANTOTSU solutions. In this manner, we will innovate customers’ GEMBA jointly with them to speedily create new values in both domains of construction and mining equipment and industrial machinery.

We will expand investment in the development of next-generation products and develop and launch construction equipment of the future, which will enable further automation and unmanned operation by means of leading-edge ICT utilization. Specifically, we will continue to upgrade the Autonomous Haulage System (AHS) for driverless dump trucks in operation at large-scale mines in Chile and Australia, the fleet management system for forest machinery which is being introduced in Brazil, and intelligent Machine Control construction equipment designed to streamline construction and facilitate management of the entire construction process. We will also increase the number of successful follow-up models. In FY2013, as the leading models of our intelligent Machine Control construction equipment, we are going to launch medium-sized D61EXi/PXi bulldozers and medium-sized PC210LCi hydraulic excavators initially in the United States and Europe, respectively.

In the industrial machinery business, we are going to facilitate in-house development and production of key components in order to launch innovative products. In FY2013, we will be introducing a new fiber laser cutting machine which features high productivity and impressive reduction in running costs.

2. Growth strategies of existing businesses

Starting in 2014, new emission control standards (e.g., Tier4 Final in the United States) will be introduced in the United States, Europe and Japan, which require further reduction of NOx (nitrogen oxides) and PM (particulate matter) emissions. We will integrate our in-house development and production strengths for engines, hydraulic units, control systems and so forth with leading-edge technologies, as we continue to develop new products designed to meet the new standards in FY2013, while working for a smooth market introduction. To expand earnings, we will strive to advance sales of strategic parts, such as buckets, teeth and track shoes in Strategic Markets with growth potential into the future as well as for mining equipment. We will also continue to reform our ordering system and logistics for spare parts. In FY2013, we are going to embark on worldwide sales of the XcentricTM Ripper, an innovative attachment for hydraulic excavators for use in breaking rocks and demolition, initially in the United States and China.

With respect to existing businesses with potential demand, which we have failed to capture, we will step up our involvement even by considering strategic alliances as one of our choices.

We will make a variety of information “visible” by continuing to advance the functions and utilization methods of the KOMTRAX which is in operation in over 300,000 units around the world as of March 31, 2013, coupled with the KOMTRAX Plus and the KOMTRAX Parts which we are introducing in FY2013. KOMATSU Parts will enable us to learn about the conditions of parts and their replacement record. Additionally, we will work to enhance customer satisfaction by engaging in speedy parts delivery and service based on maximum utilization of the evolving KOMTRAX and by expanding the rental and used equipment, retail finance and other businesses in the value chain.

3. Structural reforms designed to reinforce the business foundation

While we have about doubled sales of the Komatsu Group for the last 10 years, we have controlled fixed costs at about constant level. By separating costs from growth as our policy, we will continue to maintain an appropriate level of fixed costs. With respect to production, we are working to cut down electric power consumption to half at Japanese plants by reforming production and consolidating or renewing factory buildings. In FY2013, initially at the Awazu Plant in Ishikawa Prefecture, Japan, we are going to start building a new factory with leading-edge energy-saving facilities, which will also enable us to achieve innovative production efficiency.

We will also enhance the level of sales, production and inventory management by taking full advantage of the Global HANSEI Operation Center, and expanding the range of the Inventory Zero program for distributors to promote an appropriate level of their inventories of products and parts. In addition, to secure personnel and other resources needed for investment in future growth, we will engage in personnel and organizational relocation and other activities designed to facilitate the establishment of the direct linkage of GEMBA between the Komatsu Group and customers.

Based on the belief that “its corporate value is the total sum of trust given to Komatsu by society and all its stakeholders,” the Komatsu Group is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate both the development of corporate strength and the achievement of social responsibility in a well-balanced manner

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of March 31, 2013		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥93,620		¥83,079
Time deposits	217		907
Trade notes and accounts receivable	606,904		559,749
Inventories	633,647		612,359
Deferred income taxes and other current assets	157,668		144,278

Total current assets	1,492,056	59.3	1,400,372	60.3

Long-term trade receivables	235,825	9.4	184,294	8.0

Investments
Investments in and advances to affiliated companies	19,404		20,565
Investment securities	59,279		54,192
Other	2,574		2,582

Total investments	81,257	3.2	77,339	3.3

Property, plant and equipment
- Less accumulated depreciation and amortization	585,220	23.2	529,656	22.8

Goodwill	34,703	1.4	31,229	1.4
Other intangible assets
- Less accumulated amortization	58,523	2.3	57,953	2.5
Deferred income taxes and other assets	30,273	1.2	39,686	1.7

Total	¥2,517,857	100.0	¥2,320,529	100.0

Liabilities and Equity

Millions of yen

	As of March 31, 2013		As of March 31, 2012
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥205,156		¥215,824
Current maturities of long-term debt	130,793		119,457
Trade notes, bills and accounts payable	226,275		273,460
Income taxes payable	33,227		23,195
Deferred income taxes and other current liabilities	232,125		231,774

Total current liabilities	827,576	32.8	863,710	37.2

Long-term liabilities
Long-term debt	343,814		312,519
Liability for pension and retirement benefits	49,912		50,685
Deferred income taxes and other liabilities	43,860		36,158

Total long-term liabilities	437,586	17.4	399,362	17.2

Total liabilities	1,265,162	50.2	1,263,072	54.4

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	138,818		138,384
Retained earnings:
Appropriated for legal reserve	38,230		37,954
Unappropriated	1,034,504		951,395
Accumulated other comprehensive income (loss)	(43,440)		(142,389)
Treasury stock	(42,788)		(43,518)

Total Komatsu Ltd. shareholders’ equity	1,193,194	47.4	1,009,696	43.5

Noncontrolling interests	59,501	2.4	47,761	2.1

Total equity	1,252,695	49.8	1,057,457	45.6

Total	¥2,517,857	100.0	¥2,320,529	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

(For the fiscal years ended March 31, 2013 and 2012)

Consolidated Statements of Income

Millions of yen

	2013		2012
		Ratio (%)		Ratio (%)
Net sales	¥1,884,991	100.0	¥1,981,763	100.0
Cost of sales	1,377,459	73.1	1,440,765	72.7
Selling, general and administrative expenses	293,520	15.6	282,335	14.2
Impairment loss on long-lived assets	1,907	0.1	3,106	0.2
Other operating income (expenses), net	(503)	(0.0)	786	0.0

Operating income	211,602	11.2	256,343	12.9

Other income (expenses), net
Interest and dividend income	4,277	0.2	3,776	0.2
Interest expense	(8,236)	(0.4)	(7,784)	(0.4)
Other, net	(3,040)	(0.2)	(2,726)	(0.1)

Total other income (expenses)	(6,999)	(0.4)	(6,734)	(0.3)

Income before income taxes and equity in earnings of affiliated companies	204,603	10.9	249,609	12.6

Income taxes	69,089	3.7	74,470	3.8
Income before equity in earnings of affiliated companies	135,514	7.2	175,139	8.8
Equity in earnings of affiliated companies	1,621	0.1	1,609	0.1
Net income	137,135	7.3	176,748	8.9
Less: Net income attributable to noncontrolling interests	10,814	0.6	9,707	0.5

Net income attributable to Komatsu Ltd.	¥126,321	6.7	¥167,041	8.4

Consolidated Statements of Comprehensive Income

Millions of yen

	2013	2012
Net income	¥137,135	¥176,748
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	99,195	(8,952)
Net unrealized holding gains (losses) on securities available for sale	4,690	725
Pension liability adjustments	1,440	(1,943)
Net unrealized holding gains (losses) on derivative instruments	555	(1,506)

Total other comprehensive income (loss)	105,880	(11,676)

Comprehensive income (loss)	243,015	165,072
Less: Comprehensive income (loss) attributable to noncontrolling interests	17,745	9,395

Comprehensive income (loss) attributable to Komatsu Ltd.	¥225,270	¥155,677

(3) Consolidated Statements of Equity

For the fiscal year ended March 31, 2013	Millions of yen

	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
			Appropriated for legal reserve	Unappropriated
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends				(42,877)			(42,877)	(5,958)	(48,835)
Transfer to retained earnings appropriated for legal reserve			276	(276)			—		—
Other changes							—	(47)	(47)
Comprehensive income (loss)
Net income				126,321			126,321	10,814	137,135
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					92,176		92,176	7,019	99,195
Net unrealized holding gains (losses) on securities available for sale					4,690		4,690	—	4,690
Pension liability adjustments					1,503		1,503	(63)	1,440
Net unrealized holding gains (losses) on derivative instruments					580		580	(25)	555

Comprehensive income (loss)							225,270	17,745	243,015

Issuance and exercise of stock acquisition rights		434					434		434
Purchase of treasury stock						(32)	(32)		(32)
Sales of treasury stock				(59)		762	703		703

Balance at March 31, 2013	¥67,870	¥138,818	¥38,230	¥1,034,504	¥(43,440)	¥(42,788)	¥1,193,194	¥59,501	¥1,252,695

For the fiscal year ended March 31, 2012	Millions of yen

	Common stock	Capital surplus	Retained earnings		Accumulated other comprehensive income (loss)	Treasury stock	Total Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
			Appropriated for legal reserve	Unappropriated
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends				(39,701)			(39,701)	(6,447)	(46,148)
Transfer to retained earnings appropriated for legal reserve			3,460	(3,460)			—		—
Other changes		(245)			34		(211)	(4,024)	(4,235)
Comprehensive income (loss)
Net income				167,041			167,041	9,707	176,748
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments					(8,759)		(8,759)	(193)	(8,952)
Net unrealized holding gains (losses) on securities available for sale					725		725	—	725
Pension liability adjustments					(1,930)		(1,930)	(13)	(1,943)
Net unrealized holding gains (losses) on derivative instruments					(1,400)		(1,400)	(106)	(1,506)

Comprehensive income (loss)							155,677	9,395	165,072

Issuance and exercise of stock acquisition rights		699					699		699
Purchase of treasury stock						(31,118)	(31,118)		(31,118)
Sales of treasury stock		(13)				520	507		507
Retirement of treasury stock		(2,580)		(19,638)		22,218	—		—

Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

(4) Consolidated Statements of Cash Flows

(For the fiscal years ended March 31, 2013 and 2012)

Millions of yen

	2013	2012
Operating activities
Net income	¥137,135	¥176,748
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	89,322	90,106
Deferred income taxes	(5,539)	8,050
Impairment loss and net loss (gain) from sale of investment securities	3,058	2,516
Net loss (gain) on sale of property	(567)	(915)
Loss on disposal of fixed assets	1,867	2,108
Impairment loss on long-lived assets	1,907	3,106
Pension and retirement benefits, net	(979)	1,536
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(21,656)	(21,862)
Decrease (increase) in inventories	42,040	(137,354)
Increase (decrease) in trade payables	(54,347)	(38,207)
Increase (decrease) in income taxes payable	9,407	(15,185)
Other, net	12,397	34,961

Net cash provided by (used in) operating activities	214,045	105,608

Investing activities
Capital expenditures	(142,992)	(126,090)
Proceeds from sales of property	11,436	8,364
Proceeds from sales of available for sale investment securities	3,766	1,757
Purchases of available for sale investment securities	(11)	(1,457)
Acquisition of subsidiaries and equity investees, net of cash acquired	(5,051)	(8,649)
Collection of loan receivables	706	2,101
Disbursement of loan receivables	(50)	(440)
Decrease (increase) in time deposits, net	799	(125)

Net cash provided by (used in) investing activities	(131,397)	(124,539)

Financing activities
Proceeds from debt issued (Original maturities greater than three months)	292,013	352,731
Payment on debt (Original maturities greater than three months)	(392,647)	(260,212)
Short-term debt — net (Original maturities three months or less)	84,823	54,405
Repayments of capital lease obligations	(6,591)	(45,271)
Sale (purchase) of treasury stock, net	38	(30,680)
Dividends paid	(42,877)	(39,701)
Other, net	(6,573)	(12,491)

Net cash provided by (used in) financing activities	(71,814)	18,781

Effect of exchange rate change on cash and cash equivalents	(293)	(995)

Net increase (decrease) in cash and cash equivalents	10,541	(1,145)

Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of year	¥93,620	¥83,079

(5) Note to the Going Concern Assumption

None

(6) Basis of Consolidated Financial Statements

1)	Changes in important subsidiaries during the Year under Review: None

2)	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method

Number of consolidated subsidiaries:	146 companies
Number of companies accounted for by the equity method:	35 companies

3)	Changes resulting from revisions in accounting standards, etc.

Komatsu adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the twelve months period of FY2012, ended March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on Komatsu’s financial position and results of operations.

(7) Notes to Consolidated Financial Statements

1) Business Segment Information

< Information by Operating Segment>

(For the fiscal year ended March 31, 2013)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,677,049	207,942	1,884,991	—	1,884,991
Intersegment	2,530	8,349	10,879	(10,879)	—

Total	1,679,579	216,291	1,895,870	(10,879)	1,884,991

Segment profit	208,951	6,222	215,173	(1,161)	214,012

Assets	2,195,232	282,342	2,477,574	40,283	2,517,857

Depreciation and Amortization	80,934	9,475	90,409	—	90,409

Capital investment	127,706	9,256	136,962	—	136,962

(For the fiscal year ended March 31, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	1,739,348	242,415	1,981,763	—	1,981,763
Intersegment	4,925	8,724	13,649	(13,649)	—

Total	1,744,273	251,139	1,995,412	(13,649)	1,981,763

Segment profit	246,291	16,779	263,070	(4,407)	258,663

Assets	1,965,406	278,232	2,243,638	76,891	2,320,529

Depreciation and Amortization	80,521	8,494	89,015	—	89,015

Capital investment	115,518	6,520	122,038	—	122,038

Notes: 1)	Business categories and principal products & services included in each operating segment are as follows:

a) Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b) Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

< Geographic Information>

Net sales to customers recognized by sales destination were as follows:

(For the fiscal years ended March 31, 2013 and 2012)	Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
2013	380,024	561,962	203,878	156,030	454,394	128,703	1,884,991
2012	402,505	460,814	207,848	270,017	513,575	127,004	1,981,763
*	Excluding Japan and China

2) Net Income per Share

(For the fiscal years ended March 31, 2013 and 2012)	Millions of yen

	2013	2012
Net income attributable to Komatsu Ltd.	126,321	167,041

Number of shares

	2013	2012
Weighted average common shares outstanding, less treasury stock	952,376,139	962,919,074
Dilutive effect of: Stock options	902,065	857,871
Weighted average diluted common shares outstanding	953,278,204	963,776,945

Yen

	2013	2012
Net income attributable to Komatsu Ltd. per share:
Basic	132.64	173.47
Diluted	132.51	173.32

3) Others

In the Consolidated Statements of Cash Flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis until the fiscal year ended March 31, 2012. From the fiscal year ended March 31, 2013, Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less. The Consolidated Statements of Cash Flow for fiscal year ended March 31, 2012 is also reclassified correspondingly.

This change does not have any impact on the total cash flow from financing activities.

(end)

Komatsu Ltd. Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: April 25th, 2013 URL: http://www.komatsu.com/

Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

Komatsu Ltd. (hereinafter “Company”) hereby announces that at the meeting of the Board of Directors held on April 25, 2013, the Company resolved to propose an agendum to the 144th Ordinary General Meeting of Shareholders which will be held on June 19, 2013, to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of major subsidiaries of the Company in accordance with the provisions of Articles 236, 238, and 239 of the Companies Act of Japan. See below for details.

[Description]

1.	Reasons for Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance with the same payment criteria of the “stock-based remuneration” as the Directors of the Company.

2.	The Features and the Maximum Number of the Stock Acquisition Rights that the Board of Directors Can Decide to Issue under the Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issuance can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in ‘2. (3)’ below shall be 2,358 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 235,800 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in ‘2. (3)’ below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	The features of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1

1)	Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this agendum at the 144th Ordinary General Meeting of Shareholders (hereinafter “Resolution Date”), if the Company effects stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2)	Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2016 to July 31, 2021

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations of Japan. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘4) i’ above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘3)’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the Board of Directors of the Company.

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8)	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Companies Act of Japan (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares (in both of which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with ‘1)’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY one (1) per each one (1) share, by the number of shares to be issued for each acquisition right as determined in ‘8) iii’ above.

v.	Exercise Period for the Stock Acquisition Rights

The exercise period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘4)’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

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viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issuance of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issuance of the Stock Acquisition Rights and all the relevant details shall be decided by the Board of Directors of the Company which shall be held separately.

(Reference)

At the 141st Ordinary General Meeting of Shareholders, held on June 23, 2010, the remuneration in the form of Stock Acquisition Rights to be granted to the Directors of the Company as the “stock-based remuneration” was approved on the condition that the total amount of such remuneration for each fiscal year shall be no more than JPY 360 million (of which, up to JPY50 million shall be allocated for Outside Directors) and the number of Stock Acquisition Rights so issued to the Directors of the Company as such remuneration in the one year period following the date of each Ordinary General Meeting of Shareholders shall be no more than 2,390 units (of which, up to 330 units shall be allocated for Outside Directors).

During this fiscal year, the Company plans to issue and allocate to its Directors as the “stock-based remuneration”, in July or thereafter, the Stock Acquisition Rights of the same terms and conditions as those described above in this news release, at a fair subscription price, within the above limits of JPY amount and number of Stock Acquisition Rights.

(end)

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For Immediate Release

Komatsu Ltd. Date: April 25, 2013 No. 007 (2371)

Announcing the New Mid-Range Management Plan

“Together We Innovate GEMBA Worldwide”

Komatsu Ltd. (President & CEO: Tetsuji Ohashi) has developed the new three-year (FY2013-2015) mid-range management plan “Together We Innovate GEMBA Worldwide” to be completed in the fiscal year ending March 31, 2016.

The “Together We Innovate GEMBA Worldwide” mid-range management plan expresses that Komatsu Group employees worldwide will team up with distributors, suppliers and other partners, innovate customers’ GEMBA (workplace) together with them, and provide innovation designed to create new values, thereby working for sustainable growth of our core businesses of construction and mining equipment as well as industrial machinery.

With the proactive involvement of each and every employee in the tasks spelled out through in this management plan, we are working to further improve business performance and enhance our corporate value.

1. Management Goals

We at Komatsu define our corporate value as the total sum of trust given to us by society and all stakeholders. To increase this corporate value, we will consistently work on management tasks by upholding the following management goals and by achieving the following targets.

1)	We work to attain the industry’s top-level profitability and financial position.

(We will lift the target profitability line by strengthening our earning fundamentals.)

2)	We will increase the level of profit redistribution to shareholders.

3)	We will improve net debt-to-equity ratio and ROE, as we invest in our future growth.

Corporate Communications Dept., Komatsu Ltd.

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan        TEL:+81-(0)3-5561-2616        URL:http://www.komatsu.com/

Information contained in this news release is valid as of the date of releasing and may be changed without notice.

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For Immediate Release

2. Numerical Targets

Items	Targets for Fiscal Year ending March 31, 2016	Results for Fiscal Year ended March 31, 2013
Operating income ratio	18 - 20%	11.2%
ROE: Return on equity	18 - 20%	11.5%
Net debt-to-equity ratio	0.3 or below	0.49
Consolidated payout ratio	30 - 50% (stably)	36.2%

ROE=Net income for the year/[(shareholders’ equity at the beginning + shareholders’ equity at the end of the fiscal year)/2]

Net debt-to-equity ratio= (interest-bearing debt – cash and cash equivalents – time deposits)/shareholders’ equity

[Premises]

Items		Targets for Fiscal Year ending March 31, 2016	Results for Fiscal Year ended March 31, 2013
Guideline on sales		¥23,000 bil ±2,000 bil	¥18,849 bil
Guideline on exchange rate	JPY/USD	¥90 - 95	¥83
	JPY/EUR	¥120 - 125	¥107
	JPY/RMB	¥15.0 - 15.3	¥13.2

Corporate Communications Dept., Komatsu Ltd.

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan        TEL:+81-(0)3-5561-2616        URL:http://www.komatsu.com/

Information contained in this news release is valid as of the date of releasing and may be changed without notice.

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For Immediate Release

3. Focused Efforts

In the new mid-range management plan “Together We Innovate GEMBA Worldwide”, we are going to work on the following focused activities based on the two paired wheels of the Growth Strategies designed to capitalize on our strengths and the Structural Reforms designed to strengthen our corporate fundamentals. At the same time, we are also making all-out efforts to improve the level of profit redistribution to our shareholders.

To effectively tackle the high hurdles of focused activities, it is indispensable that the teamwork of Komatsu Group’s employees with GEMBA capabilities engage in continuous improvement activities by identifying workplace tasks and solving them. All Komatsu Group employees worldwide will continue to promote continuous improvement activities based on The KOMATSU Way. In particular, we will further strengthen brand management activities through which we strive to thoroughly understand customers’ workplaces and become indispensable for them. In this way, we will develop human resources that are needed for business expansion on a global scale.

(1) Growth strategies based on innovation

We will continue to refine our strengths, such as accumulated ICT (Information and Communication Technology) expertise, development and production technologies for key components, global sales and service networks, and flexible procurement and production operations. We will also proactively collaborate on a global scope with companies having cutting-edge technologies in promising fields, regardless of the Komatsu Group, in order to develop technologies which enable us to evolve DANTOTSU products, DANTOTSU service and DANTOTSU solutions. In this manner, we will innovate customers’ GEMBA jointly with them to speedily create new values in both domains of construction and mining equipment and industrial machinery.

We will expand investment in the development of next-generation products and develop and launch construction equipment of the future, which will enable further automation and unmanned operation by means of leading-edge ICT utilization. Specifically, we will continue to upgrade the Autonomous Haulage System (AHS) for driverless dump trucks in operation at large-scale mines in Chile and Australia, the fleet management system for forest machinery which is being introduced in Brazil, and intelligent Machine Control construction equipment designed to streamline construction and facilitate management of the entire construction process. We will also increase the number of successful follow-up models. In FY2013, as the leading models of our intelligent Machine Control construction equipment, we are going to launch medium-sized D61EXi/PXi bulldozers and medium-sized PC210LCi hydraulic excavators initially in the United States and Europe, respectively.

In the industrial machinery business, we are going to facilitate in-house development and production of key components in order to launch innovative products. In FY2013, we will be introducing a new fiber laser cutting machine which features high productivity and impressive reduction in running costs.

Corporate Communications Dept., Komatsu Ltd.

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan        TEL:+81-(0)3-5561-2616        URL:http://www.komatsu.com/

Information contained in this news release is valid as of the date of releasing and may be changed without notice.

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For Immediate Release

(2) Growth strategies of existing businesses

Starting in 2014, new emission control standards (e.g., Tier4 Final in the United States) will be introduced in the United States, Europe and Japan, which require further reduction of NOx (nitrogen oxides) and PM (particulate matter) emissions. We will integrate our in-house development and production strengths for engines, hydraulic units, control systems and so forth with leading-edge technologies, as we continue to develop new products designed to meet the new standards in FY2013, while working for a smooth market introduction. To expand earnings, we will strive to advance sales of strategic parts, such as buckets, teeth and track shoes in Strategic Markets with growth potential into the future as well as for mining equipment. We will also continue to reform our ordering system and logistics for spare parts. In FY2013, we are going to embark on worldwide sales of the XcentricTM Ripper, an innovative attachment for hydraulic excavators for use in breaking rocks and demolition, initially in the United States and China.

With respect to existing businesses with potential demand, which we have failed to capture, we will step up our involvement even by considering strategic alliances as one of our choices.

We will make a variety of information “visible” by continuing to advance the functions and utilization methods of the KOMTRAX which is in operation in over 300,000 units around the world as of March 31, 2013, coupled with the KOMTRAX Plus and the KOMTRAX Parts which we will introduce in FY2013. KOMATSU Parts will enable us to learn about the conditions of parts and their replacement record. Additionally, we will work to enhance customer satisfaction by engaging in speedy parts delivery and service based on maximum utilization of the evolving KOMTRAX and by expanding the rental and used equipment, retail finance and other businesses in the value chain.

(3) Structural reforms designed to reinforce the business foundation

While we have about doubled sales of the Komatsu Group for the last 10 years, we have controlled fixed costs at about constant level. By separating costs from growth as our policy, we will continue to maintain an appropriate level of fixed costs. With respect to production, we are working to cut down electric power consumption to half at Japanese plants by reforming production and consolidating or renewing factory buildings. In FY2013, initially at the Awazu Plant in Ishikawa Prefecture, Japan, we are going to start building a new factory with leading-edge energy-saving facilities, which will also enable us to achieve innovative production efficiency.

We will also enhance the level of sales, production and inventory management by taking full advantage of the Global HANSEI Operation Center, and expanding the range of the Inventory Zero program for distributors to promote an appropriate level of their inventories of products and parts. In addition, to secure personnel and other resources needed for investment in future growth, we will engage in personnel and organizational relocation and other activities designed to facilitate the establishment of the direct linkage of GEMBA between the Komatsu Group and customers.

(end)

Corporate Communications Dept., Komatsu Ltd.

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan        TEL:+81-(0)3-5561-2616        URL:http://www.komatsu.com/

Information contained in this news release is valid as of the date of releasing and may be changed without notice.

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